

May 4, 2009

Via Facsimile (212) 480-8421 and U.S. Mail
Frode Jensen, Esq.
Holland & Knight, LLP
195 Broadway, 24th Floor
New York, NY 10007

> **Re: Trico Marine Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 27, 2009 by Kistefos AS, Christen Sveaas, and Åge**
> **Korsvold**
> **File No. 1-33402**
> **Soliciting Materials filed on March 16, 2009 on Schedule 14A**
> **File No. 1-33402**

Dear Mr. Jensen:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC 14A filed April 27, 2009

Cover Letter

1.   In the letter and throughout the proxy statement, please clarify that if your nominees are elected, they would constitute a minority of the Board and as such, it is not

guaranteed that their election would have any bearing on the ability to effect change at the company or restore stockholder value as suggested in your disclosure.

2. Please revise to explain the statement that Trico stockholders have "waited long enough." Similarly, please explain and provide support for your statement that the nominees have "turnaround expertise".

Reasons for our Solicitation, page 5

3. Please expand upon how the election of your nominees and the proposals you advance would "improve the company's business, operations and financial condition and strategic direction…" As noted in a previous comment, please also revise to acknowledge that there may still be limitations on the ability to produce such results even if all of your proposals are adopted.

4. You disclose that the nominees, together with the other Board members, intend to "explore all avenues to maximize…value." Please clarify. If the nominees have specific plans to maximize value, please disclose such plans in the proxy and any steps the nominees have already taken in furtherance of such plans. If there are no such plans, please revise to state this fact.

5. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following non-exhaustive list of statements:

    - assertions throughout the proxy statement regarding your belief that you are in compliance with U.S. Maritime Laws applicable to the Company;

    - reference to the "confirmation by MarAd that the election of the Kistefos Nominees as [you] are proposing complies with the Jones Act";

    - the series of bullet points listed on page 8 that you believe have caused, in part, the company's low share price;

    - "we observed that, in our opinion, Trico has consistently underperformed its peers in many key operating metrics….";

    - "[w]e concluded that there are no impediments to the election of the Kistefos nominees" under applicable U.S. and European competition laws…"; and,

    - "according to the data complied by RiskMetrics Group, Inc….a substantial number of U.S. public companies that allow stockholder to request special meeting impose stock ownership requirements as low as 10%..."

Where the basis of support is other documents such as the reports and articles you cite to or opinions, if any, received from, for example, the Maritime Administration of the U.S. Department of Transportation, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

6.   You disclose your belief that you are in compliance with the Jones Act and applicable competition laws is premised on your understanding of the ability of the nominees to adhere to "confidentiality and conflict of interest policies already in place." Please disclose the agreements, if any, that the nominees have agreed to or would agree to in an effort to remain in compliance with such laws and policies. In this regard, please confirm, as you did in soliciting materials filed on March 14, that Mr. Korsvold <u>will</u> (versus can) step down from the Board of Viking Supply Ships AS if elected to the Board of Trico.

7.   You disclose that the company's conditional offer to add Mr. Sveaas only to the Board constituted an effective acknowledgment by the company that competition issues could be resolved by compliance with existing Trico Board procedures. Revise to set forth the basis for your belief or disclose that that there may have been other factors that caused the company to extend a conditional offer to Mr. Sveaas.

8.   Given what appears to be an ongoing dispute between the company and the participants regarding the validity of proposal 12, please clarify that even if the required vote was achieved, there is a risk that shareholders who vote using the blue proxy in favor of proposal 12 would effectively be disenfranchised with respect to this proposal should the company refuse to implement the proposal in the manner the participants have proposed.

Voting Procedures, page 10

9.   Provide a question and answer that discusses the cross conditions amongst the proposals and the impact this will have on shareholders' vote. The question and answer should explain for example, that due to the cross conditions imposed, even if proposals 10 and 11 receive the required vote, if proposals 3, 4, and 5 do not, then Messrs. Kistefos and Sveaas would be precluded from serving on the Board.

How many votes are needed to approve each of the proposals, page 13

10.   Clarify the votes needed to pass proposal 2.

Proposal 1, Election of company nominees, page 15

11. We refer you to Rule 14a-4(d). It is not apparent that you have the authority to solicit proxies for a Trico nominee.   In this regard, the "short slate rule" exception to Rule 14a-4(d) does not contemplate situations in which non-registrant nominees are not directly contesting for seats on the board.   Please revise your form of proxy card to remove the proposal or provide us with your well-reasoned legal analysis of why Rule 14a-4(d) is invalid as applied to proposal 1.

12. Please see our comment above. If you remove Proposal 1 from your proxy card, please provide disclosure in your proxy statement advising shareholders who vote using the blue proxy card that they face the risk of disenfranchisement given that their proxies may not be used to vote for any company nominees.

Proposal 6: Amendment to the Bylaws to facilitate the calling of special meetings by stockholders…," page 19

13. Revise to explain and provide support for your assertion that each of the requirements imposed by the company's charter is "restrictive" or "onerous". Further, please characterize any such assertions as your opinion.

Other Matters to be Considered at the 2009 Annual Meeting, page 27

14. We note the participants reserve the right to vote for a substitute nominee. Advise us, with a view toward revised disclosure, whether the participants are required to identify such substitutes in order to comply with any applicable company advance notice bylaw. In addition, revise to provide the biographical information with respect to the substitute nominees that may be invited to serve should the directors who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

Cost and Method of Solicitation, page 28

15. It appears that you intend to solicit proxies via mail, telephonically, through telefax, email newspapers and the Internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

16. Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Additional Information, page 29

17.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Soliciting Materials filed on March 16, 2009

18.   Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. In future filings please avoid statements that refer to the "disingenuous[]" suggestions of the Board of Trico or statements asserting that the Trico Board's concern regarding the issues is not truly legitimate. Similarly, refrain from characterizing the Board's concerns as "patently self-serving and indefensible."

Closing Comments

        As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

  · the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions